NR07-08	April 12, 2007

ITH Announces the Beginning of Drilling at Livengood and Outlines USD7M North American Exploration Program for 2007

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) - (TSX Venture: ITH, OTCBB: ITHMF, Frankfurt: IW9) is pleased to announce the start of its 2007 North American exploration programs.  The Company will continue with aggressive regional exploration in Alaska and opportunity assessment efforts in Nevada.  ITH plans to drill-test 7 projects for a total of approximately 17,000 meters.  Four of the seven projects will be follow-up resource definition drilling on existing discoveries and the remainder will be new discovery drill programs.

The 2007 program commenced in mid March with drilling at the Livengood project.  The drill program at Livengood is designed to follow-up on the discovery of a high-grade zone of mineralization (95m @ 1.6 g/t gold - see NR 07-01 for details) made late in 2006 and test an additional high-grade target 1.5 kilometres to the east.

Alaskan Program

ITH plans to drill five of its Alaskan exploration projects this coming season.  The Company is planning resource definition drilling on its Terra and Livengood projects, expansion drilling on its Camp Zone discovery at its LMS project and new discovery drilling on its West Tanana and Coffee Dome projects.  In addition, ITH will be conducting drill target definition programs on its Chisna and BMP gold-base metal projects as well as pushing forward with its ongoing reconnaissance level new discovery program.  ITH plans to spend approximately USD 6.25M on its integrated Alaskan exploration program.

Livengood

The Livengood project is a large, bulk tonnage, road accessible gold target located 120 kilometres north of Fairbanks Alaska.  Recent results from this project have identified higher grade core areas, as demonstrated by drill intercepts of 95m @ 1.6 g/t gold and 134m @ 1.1 g/t gold.  ITH is following up these encouraging results with a drill program which commenced in late March and is designed to define the orientation of these higher grade zones and determine the optimum drill hole layout for a follow-up resource definition program to begin in the summer and carry on through the fall.  The goal of the summer program at Livengood will be to generate a 43-101 compliant resource by early 2008.

Terra

The Terra project is located approximately 200 kilometres west of Anchorage, Alaska and is characterized as a high-grade, deep epithermal, vein system as denoted by recent high-grade drill intersections such as 4.2m of 22.3 g/t gold (see NR06-12 for details).  The principal aim of the 2007 Terra program will be to conduct resource definition drilling on the Ben Zone vein system (one of four currently discovered) and to conduct initial testing of at least one of the other known vein systems.  The Ben program will be evaluating approximately 500 metres of strike length and 300 metres down dip of the initial discovery.  The goal will be to define an initial 43-101 resource by early 2008.

LMS

Exploration on the LMS project will focus on assessing the resource expansion potential of the larger LMS gold system beyond the Company’s initial Camp Zone discovery, which is in the resource modeling phase (see NR07-02 for details).  The ongoing exploration work on the LMS project has indicated that there is potential along strike for similar zones to that discovered in the Camp zone.  The summer program will assess several of these targets with an aggressive soil auger drilling program.  Following this, selective drill targets will be defined and tested with a goal of discovering additional Camp Zone-type systems, thereby dramatically expanding the overall potential of the property.

West Tanana

The West Tanana project is located approximately 200 kilometres west of Fairbanks along the Yukon River.  The project has potential for a stacked series of high-grade gold veins in a setting similar to the Pogo deposit (see NR06-10 for details).  Initial drill target definition work conducted in 2006 has defined a number of structural-vein targets which will be tested with a 7 hole discovery drill program.  This program will be the first drill test of this large highly attractive gold target.  The goal of the West Tanana program will be the discovery of a major new high-grade gold deposit.

Coffee Dome

The Coffee Dome project is a road assessable high-grade vein target located 15 kilometres north-east of the Fort Knox mine.  Work in 2006 has defined a number of high-grade gold vein related targets on the property including a new, large gold in soil anomaly found late in the season (see NR07-04 for details).  The 2007 program will trench the key soil anomalies and determine the orientation of the vein systems which will be subsequently drill tested.  This program represents the first drill test of this newly discovered gold system.  The goal of the Coffee Dome program is the discovery of a major new gold deposit in this prolific region of Alaska.

New Discovery Exploration Program

ITH has an aggressive program planned for 2007 to advance its highly prospective Chisna and BMP projects toward drilling status.  This program involves geophysical and geochemical surveys linked with follow-up ground prospecting and mapping.  The goal of this program is to determine which areas have high potential for new discoveries and complete the work required to define drill targets for 2008.  ITH will also continue to leverage its extensive proprietary AngloGold Ashanti Alaskan database into new, high quality gold and base metal opportunities for the Company.

Nevada Program

The recent execution of option agreements on two projects in Nevada from Redstar Gold Corp. in March is the first move for ITH into this exceptional global gold province, which is second in size only to the Witwatersrand district of South Africa.  ITH management has extensive exploration experience in this region and is embarking on a highly selective entry strategy, focusing on high quality, new discovery opportunities in which the Company can obtain majority ownership.  ITH plans on spending approximately USD 750,000 on its initial stage Nevada program.

North Bullfrog

The North Bullfrog Project covers an area of 12 square kilometres and represents a very large, low-sulphidation, epithermal gold system hosted in volcanic and sedimentary rocks (see NR07-05 for details).  The project has excellent access and is located 8 kilometres north of the historical Bullfrog Mine, which produced 2.4M oz of gold.  The target area has had a number of patchwork exploration programs in the past defining both broad low-grade and narrower high-grade zones but never testing the key through-going structural targets.  The goal of the 2007 program will be to initially test several of these structural zones as proof of concept and, contingent on results, follow-up late in the year with a rigorous district wide drilling program.  The North Bullfrog project has high potential for the discovery of both large low-grade bulk deposits and narrower high-grade vein deposits like those historically mined at the turn of the century.

Painted Hills

The Painted Hills project is located in north-western Nevada within the belt of mid-Miocene age epithermal gold and silver deposits (including the Ken Snyder Mine - 5M oz gold and 15M oz silver).  The primary target is for a high-grade vein system at depth below the exposed surface alteration system with abundant trace element mineralization and scattered low level gold (see NR07-05 for details).  In addition, the project has untested shallow pediment targets to the east of the main outcropping system, analogous to the Sleeper deposit (1.7M oz gold & 2.3M oz silver) which was discovered beneath the pediment adjacent to a weakly mineralized range front occurrence.

Qualified Person

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of ITH.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a well financed resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, adverse weather conditions, lack of available required equipment, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.